Fax

RECEIVED

2008 APR 18 A 9: 1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 18.04.2008

From: Liberty International PLC

Headline: AGM Statement

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

SUPPL

08001979

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

4/21

AGM Statement

18 April 2008

LIBERTY INTERNATIONAL PLC

ANNUAL GENERAL MEETING STATEMENT AND TRADING UPDATE

The following is the text of the statement and trading update at today's Annual General Meeting.

Sir Robert Finch, Chairman of Liberty International, commented as follows:

"Liberty International has a business of exceptional quality, a high degree of specialisation on prime retail which constitutes around 90 per cent of our assets, the benefits of scale and financial strength with a prudent debt to assets ratio and long-term fixed-rate debt. Our prime UK regional shopping centres which constitute some 75 per cent of our business continue to demonstrate their defensive merits with stable and resilient income streams while other activities including the Covent Garden Estate, Earls Court & Olympia, the Great Capital Partnership and our international businesses continue to trade encouragingly. We are confident in the ability of the company to respond to the more difficult conditions now prevailing in commercial property and retail markets."

Enquiries
Liberty International PLC

Sir Robert Finch	Chairman	+44 (0)20 7690 1273
David Fischel	Chief Executive	+44 (0)20 7960 1207

Public Relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
	Gareth David, College Hill Associates	+44 (0)20 7457 2020
	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or

achievements expressed or implied by such forward-looking statements. Any information contained in this announcement on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

ANNUAL GENERAL MEETING STATEMENT AND TRADING UPDATE

CAPITAL SHOPPING CENTRES ('CSC')

CSC's prime regional shopping centres are demonstrating their stability and resilience in the more difficult retail market conditions currently being experienced.

We have continued to conclude lettings with retailers keen to acquire well configured space in CSC's prime locations.

Occupancy levels remain high. As at 31 March 2008, the occupancy level was 98.5 per cent, compared with 98.7 per cent at 31 December 2007.

Progress with settlement of 2006 and 2007 rent reviews has continued to be positive with the bulk of reviews now concluded and at anticipated levels. We are currently engaged in 2008 reviews which predominantly relate to The Mall at Cribbs Causeway, Bristol.

The two major regional shopping centre developments under construction are the 967,500 sq.ft. St David's, Cardiff extension, anchored by the John Lewis Partnership, opening in Autumn 2009 and the 480,000 sq.ft. redevelopment of Eldon Square, Newcastle where the largest phase opens in Spring 2010.

At St David's, Cardiff, lettings continue to progress satisfactorily with over 40 per cent of the space either exchanged or in solicitors' hands (27 per cent by income). In respect of Eldon Square, over 60 per cent of the largest phase, the Southern Gateway, is committed by income.

We continue to await the outcome of the CPO inquiry in respect of the Westgate, Oxford development and are currently reviewing our financing options for this project following the rearrangement of the partnership structure in 2007 which increased our participation in the project.

We are actively engaged on a considerable number of active management and expansion projects across the CSC centres notably at The Glades, Bromley; MetroCentre, Gateshead; Braehead, Glasgow and Cribbs Causeway, Bristol.

CAPITAL & COUNTIES

Capital & Counties has had a good start to 2008.

We are progressively implementing our masterplan for the £650 million Covent Garden Estate.

The Great Capital Partnership, our £650 million joint venture with Great Portland Estates, has reported a substantial and positive restructuring with The Crown Estate involving over £350 million of assets. The partnership has also concluded a £225 million

non-recourse secured loan maturing in 2013 to refinance the partners' equity investment in the joint venture and also provide financial resources for asset repositioning and investment projects.

The Earls Court & Olympia business is trading well and we are actively pursuing the opportunity to intensify use at these locations.

Under our disposal programme for non-core assets held by Capco Urban and Capco Opportunities, we have concluded £45 million of disposals to date in 2008 at a surplus of £1.6 million over 31 December 2007 book values.

In the USA, our business is performing very satisfactorily and we have recorded a $10 million disposal of a non-core asset.

PROPERTY VALUATIONS AND NET ASSET VALUE ESTIMATE

We noted on 13 February 2008 when announcing Liberty International's 2007 annual results that upward pressure on commercial property valuation yields had continued into 2008.

The group's first quarter results to 31 March 2008 containing full details of property valuations are scheduled to be formally released on 7 May 2008.

In respect of UK regional shopping centres, which comprised 75 per cent of Liberty International's aggregate £8.6 billion of investment properties at 31 December 2007, valuation yields (which averaged 5.07 per cent at the year end) have increased by approximately 25 basis points in the quarter, reducing UK shopping centre valuations by around 4.5 per cent.

In respect of the remaining 25 per cent of the group's assets held by Capital & Counties, the overall reduction in valuations in the first quarter has been a more modest 2.3 per cent.

In aggregate, taking valuation movements and other factors into account, adjusted net asset value per share is expected to reduce from 1264p at 31 December 2007 to around 1180p at 31 March 2008.

Although shareholders buying our shares only pay stamp duty at 0.5 per cent on share transactions, the assumption contained within the valuations is that our assets would be sold individually to purchasers who would pay the full 4 per cent stamp duty land tax applicable to large property transactions and other notional acquisition costs. This factor would have increased net asset value at 31 March 2008 by around £375 million, representing around 100p per share over and above adjusted net asset value per share (31 December 2007 - 104p per share over the published figure of 1264p per share).

FINANCING

Liberty International has a strong financial position with unutilised committed financial facilities at 31 March 2008 of £510 million and cash balances over £130 million, substantially in excess of our commitments.

The group's debt structure is robust with predominantly fixed-rate, asset-specific and non-recourse financing with no significant maturities before 2011

UK PROPERTY MARKET

In the view of the directors of Liberty International, further upward movement in valuation yields may well be experienced in 2008 as investment property markets remain unsettled in the light of ongoing uncertainty in financial markets and the general tightening of credit conditions. It is currently too early to assess the full impact of these factors on the general performance of the UK economy and specifically for the property industry. In particular, rental levels are likely in the next few years to become an increasingly important factor in valuation performance.

The directors believe that Liberty International's continued focus on predominantly retail assets of the highest quality positions the company well in the more difficult real estate market conditions now prevailing.

18 April 2008

Notes to Editors:

LIBERTY INTERNATIONAL PLC is the UK's third largest listed property company and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns 100 per cent of both Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2007, Liberty International owned £8.6 billion of properties of which UK regional shopping centres comprised 75 per cent and retail property in aggregate 88 per cent. Shareholders' funds and minority interests amounted to £4.7 billion. Assets of the group under control or joint control amounted to £11.0 billion at that date.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.6 million sq.ft. in aggregate including 8 of the UK's top 21 regional shopping centres with a market value of £6.5 billion at 31 December 2007. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester Arndale. In addition, CSC has three major development projects in progress or with planning permission in Cardiff, Newcastle and Oxford.

CAPITAL & COUNTIES owned assets of £2.2 billion at 31 December 2007 amounting to 7.2 million sq.ft. in aggregate. Capital & Counties had £664 million invested in the Covent Garden area including the historic Covent Garden Market, and £353 million in Central London, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties acquired 50 per cent of EC&O Venues (Earls Court and Olympia Group) in 2007 for a sum that valued the assets at approximately £375 million. In addition, Capital & Counties has interests in the USA amounting to £381 million (2.7 million sq.ft.), predominantly comprising retail assets in California, including the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

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Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 18.04.2008

From: Liberty International PLC

Headline: Result of AGM

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Result of AGM

LIBERTY INTERNATIONAL PLC
18 April 2008

RESULTS OF PROXY VOTING AT THE ANNUAL GENERAL MEETING

At the Annual General Meeting held on 18 April 2008, all proposed resolutions were passed by vote on a show of hands. For information, the following proxy votes were received prior to the meeting:

	Resolution	Votes For	Percentage of votes cast	Votes Against	Votes Withheld
1.	Receive Report & Accounts	227,930,520	99.90	217,136	30,887
2.	Declare a dividend	228,122,121	99.98	48,357	8,065
3.	Re-elect Sir Robert Finch	226,380,178	99.41	1,341,610	453,755
4.	Re-elect Mrs Kay Chaldecott	227,413,693	99.81	439,396	325,454
5.	Re-elect Mr Ian Henderson	227,590,472	99.89	261,647	326,424
6.	Re-elect Mr Robert Rowley	227,590,804	99.89	261,284	326,455
7.	Re-elect Mr Robin Buchanan	224,336,933	98.46	3,501,001	340,608
8.	Re-elect Mr Graeme Gordon	220,654,620	96.84	7,197,128	326,794
9.	Re-elect Mr Michael Rapp	224,167,647	98.43	3,569,627	340,790
10.	Re-appoint Auditors & determine their remuneration	226,594,964	99.76	543,430	939,670
11.	Approve the Directors' Remuneration Report	222,829,770	98.95	2,365,857	2,882,437
12.	Authority to allot	196,048,362	85.96	32,017,135	12,568
13.	Renew power to disapply pre-emption rights	193,613,753	85.02	34,120,744	343,568
14	Authority to make market purchases	227,794,601	99.88	273,056	10,408
15.	Approve amended Executive Share Option Scheme rules	224,163,333	98.97	2,335,544	1,579,187
16.	Approve amended Incentive Share Option Scheme rules	223,301,953	98.59	3,196,535	1,579,576
17.	Approve revised Articles of Association	227,179,993	99.76	549,821	348,251
18.	Approve revised Articles of	227,356,837	99.84	358,567	362,661

Association
effective from 1
October 2008

Notes

1. Any proxy appointments which gave discretion to the Chairman have been included in the 'for' total.

2. A 'vote withheld' is not a vote in law and is not counted in the calculation of the proportion of the votes for or against a resolution.

In accordance with paragraph 9.6.2 of the Listing Rules, two copies of the resolutions passed at the meeting, other than resolutions concerning ordinary business, have been submitted to the UK Listing Authority and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7066 8333

Press enquiries: Susan Folger Company Secretary Telephone +44 207 887 7074

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